

Rose Products, LLC

October 24, 2018

Subject: Certification of Financial Statements by Principal Executive Officer

I, Amanuel Tsegai, certify that:

(1) the financial statements of Rose Products, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Rose Products, LLC included in this Form reflects accurately the information reported on the tax return for Rose Products, LLC filed for the fiscal year ended 12-31-2017.

Amanuel Tsegai

CEO

Rose Products, LLC

1053 St. Gregory Street, 2nd Floor

Cincinnati, OH 45202

Profit & Loss

20YY		Total YTD

Income

Revenue

Sales	*1,050*
Total sales	*1,050*

Cost of sales

Cost of Goods Sold	*1,155*
Total cost of sales	*1,155*

Gross Margin	*(105)*

Expenses

Advertising	*100*
Office Supplies	*2,500*
Car/Truck	-
Insurance	-
Rent-Car/Equipment	-
Repairs	-
Legal Expenses	-
Contractors	-
Travel	-

Meals & Entertainment	-
Utilities	-
Rent	*4,000*
Loan Expenses	-
Taxes and Licenses	-
Other Expenses	-
Salaries	-
Total expenses	*6,600*
Total Profit (Loss)	*(6,705)*

Balance Sheet

As of

10/26/2018

Assets

Cash and Cash Equivalents	
Checking Accounts	1,000
Saving Accounts	0
Total Cash	1,000
Current Assets	
Accounts Receivable (net)	0
Inventory	0
Prepayments	0
Total Current Assets	0
Property, Plant and Equipment	
Vehicles (net)	0
Furniture & Fixtures (net)	0
Equipment (net)	0
Buildings (net)	0
Land	0
Total Property, Plant and Equipment	0
Other Assets	
Other Assets	

Total Other Assets	0
Total assets	1,000

Liabilities and Owner's Equity

Current Liabilities

Accounts payable	
Notes payable	
Other Current Liabilities	
Total Current Liabilities	0

Non-Current Liabilities

Long-term Notes Payable	
Loans	
Other Non-Current Liabilities	
Total Non-Current Liabilities	0

Total liabilities	0

Owners' equity

Capital Stock	7,705
Retained Earnings	(6,705)
Other	

Total owners' equity	1,000

Total liabilities and equity	1,000
Balance check (should be Zero)	0